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                           July 2, 2020

       Janelle D   Alvise
       Chief Executive Officer
       Acasti Pharma Inc.
       545 Promenade du Centropolis, Suite 100
       Laval, Qu  bec, Canada H7T 0A3

                                                        Re: Acasti Pharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2020
                                                            File No. 333-239538

       Dear Ms. D   Alvise:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jason Comerford, Esq.